NOTICE OF CHANGE OF AUDITOR Pursuant to National Instrument 51-102 (Section 4.11) TO: KPMG LLP, Chartered Professional Accountants AND TO: Deloitte LLP, Chartered Professional Accountants AND TO: Alberta Securities Commission British Columbia Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Office of the Superintendent of Securities, Service Newfoundland and Labrador Financial and Consumer Services Division, Department of Justice and Public Safety, Prince Edward Island Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories Office of the Yukon Superintendent of Securities Office of the Superintendent of Securities, Nunavut Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), of a change of auditor of South Bow Corporation (the "Corporation") from KPMG LLP ("KPMG") to Deloitte LLP ("Deloitte"). On November 4, 2026, following completion of expression of interest process, the board of directors of the Corporation, upon the recommendation of the Audit Committee of the board of directors, approved the appointment of Deloitte as auditor to fill the vacancy that will be created by KPMG's resignation as auditor of the Corporation, from the effective date of KPMG's resignation until the next annual meeting of shareholders of the Corporation. On November 4, 2026, KPMG notified the Corporation that, at the request of the Corporation, it will resign as auditor of the Corporation effective as of the day immediately following the date of KPMG's report in respect of its audit of the Corporation's consolidated financial statements for the year ending December 31, 2026. KPMG will continue to act as the Corporation's auditor until the effective date of its resignation. There were no modifications of opinion by KPMG in KPMG's reports on the Corporation's financial statements for the two most recently completed fiscal years ended December 31, 2025 and 2024. There have been no "reportable events", as such term is defined in section 4.11 of NI 51-102, in connection with the audits of the Corporation's two most recently completed fiscal years or any subsequent period to the date of this Notice. DATED this 9th day of November, 2026. Exhibit 99.1